Direct: 214-999-4645

Direct Fax: 214-999-3645

dearhart@gardere.com

November 18, 2009

VIA EDGAR

Securities and Exchange Commission

Washington, DC 20549-4628

Attention:	H. Roger Schwall, Assistant Director

Re:	Cubic Energy, Inc.
Registration Statement on Form S-3
Filed October 8, 2009
File Number 333-162390

Ladies and Gentlemen:

On behalf of Cubic Energy, Inc. (the “Company”), we are responding to the Staff’s comments contained in the Staff’s letter dated October 28, 2009 relating to the referenced filing.  In accordance with the Staff’s request, we have numbered our responses to correspond with the numbers assigned to the comments contained in the Staff’s letter.

General

Comment 1:  The Company’s quarterly report on Form 10-Q for the quarter ended December 31, 2008 was filed on February 17, 2009.  The Company is neither a large accelerated filer nor an accelerated filer.  Therefore, this filing was due 45 days after December 31, 2008.  The 45th day fell on Saturday, February 14, 2009.  The following Monday, February 16, 2009 was a federal holiday on which the EDGAR system could not receive filings.  Therefore, we believe that this filing was timely filed.

Selling Shareholders

Comment 2:  The filing has been revised to identify the natural persons who have voting or investment control over the shares held by the entities listed in the Selling Shareholder table.

If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at (214) 999-4645.

Sincerely,

/s/ David R. Earhart

David R. Earhart

cc:	Parker Morrill (Staff)
Jon S. Ross (Company)